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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATLANTIC DATA SERVICES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

048523104

(Cusip Number)

Robert W. Howe
William H. Gallagher
c/o Atlantic Data Services, Inc.
One Batterymarch Park
Quincy, Massachusetts 02169
(617) 770-3333

Copy To:
Mitchell S. Bloom, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 048523104			Page 2 of 9 Pages

1.	Name of Reporting Person: Robert W. Howe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,005,470

		8.	Shared Voting Power: 147,330

		9.	Sole Dispositive Power: 2,005,470

		10.	Shared Dispositive Power: 147,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,152,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.4%

14.	Type of Reporting Person (See Instructions): IN

2

SCHEDULE 13D

CUSIP No. 048523104			Page 3 of 9 Pages

1.	Name of Reporting Person: William H. Gallagher		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,003,940

		8.	Shared Voting Power: 223,860

		9.	Sole Dispositive Power: 2,003,940

		10.	Shared Dispositive Power: 223,860

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,227,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.0%

14.	Type of Reporting Person (See Instructions): IN

3

SCHEDULE 13D

CUSIP No. 048523104			Page 4 of 9 Pages

1.	Name of Reporting Person: Lee M. Kennedy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,005,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,005,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,005,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): IN

4

SCHEDULE 13D

CUSIP No. 048523104	Page 5 of 9 Pages

     This Amendment No. 1 to Schedule 13D is being filed by Robert W. Howe, William H. Gallagher and Lee M. Kennedy (each a “Reporting Person” and collectively the “Reporting Persons”) in accordance with Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to supplement the Schedule 13D, dated May 9, 2003, with respect to shares of common stock, $.01 par value per share (“Common Stock”), of Atlantic Data Services, Inc. (the “Company”).

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     The Reporting Persons may be deemed to be a “group,” along with General Atlantic Partners, LLC, a Delaware limited liability company (“GAP”), General Atlantic Partners II, L.P., a Delaware limited partnership (“GAP II”), and GAP Coinvestment Partners, L.P., a New York limited partnership (“GAPCO” and, collectively with GAP and GAP II, “General Atlantic”), within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4. Except as expressly otherwise set forth herein, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, General Atlantic or any other person.

     GAP, GAP II and GAPCO filed a Schedule 13D with the SEC on June 9, 1998, amended by Amendment No. 1 thereto dated May 6, 2003, and further amended by Amendment No. 2 thereto dated July 22, 2003. David C. Hodgson, a director of the Company, is a managing member of GAP.

Item 1. Security and Issuer.

     Unchanged.

Item 2. Identity and Background.

     Unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

     This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The aggregate consideration payable in connection with the transaction described below in Item 4 is expected to be paid out of available funds of the Company.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to include the following information:

     The Company entered into an Agreement and Plan of Merger, dated July 21, 2003 (the “Merger Agreement”), with ADS Parent Acquisition LLC (“Parent LLC”) and ADS Acquisition Company LLC, a wholly-owned subsidiary of Parent LLC (“Acquisition LLC”), pursuant to which Acquisition LLC will be, subject to the closing conditions set forth in the Merger Agreement, merged with and into the Company (the “Merger”). The sole members of Parent LLC are GAP II, GAPCO and the Reporting Persons (collectively, the “Principals”). Pursuant to the Merger, all of the outstanding capital stock of the Company (other than an aggregate of 3,400,000 shares held collectively by the Principals) shall be converted into the right to receive cash consideration, as set forth in the Merger Agreement. The shares

SCHEDULE 13D

CUSIP No. 048523104	Page 6 of 9 Pages

of Common Stock beneficially owned by the Reporting Persons (other than an aggregate of 2,788,000 shares) shall be converted into the right to receive cash consideration, as set forth in the Merger Agreement.

     Each of the Reporting Persons (as well as GAP II and GAPCO) entered into a Voting Agreement, dated July 21, 2003 (the “Voting Agreement”), with the Company, pursuant to which each of the Reporting Persons (and GAP II and GAPCO) agreed, among other things, to vote all of the shares of Common Stock registered in the name of or beneficially owned by the Reporting Persons (and GAP II and GAPCO) (i) in favor of the Merger and the adoption and approval of the Merger Agreement and any action required in furtherance thereof and (ii) against any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, unless such proposal has been approved by the Board of Directors of the Company upon the recommendation of the Independent Committee. In addition, prior to the earlier to occur of the termination of the Merger Agreement in accordance with its terms, the consummation of the Merger or the execution of a written agreement by the Company and the Reporting Persons to terminate the Voting Agreement, the Reporting Persons (and GAP II and GAPCO) agreed not to (1) transfer their shares of Common Stock, except as permitted by the Voting Agreement and (2) deposit any of their shares of Common Stock into a voting trust or grant a proxy or enter into an agreement of any kind with respect to the voting of any of their shares of Common Stock, except in connection with a vote to approve the transactions contemplated by the Merger Agreement.

     The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to Exhibits 2 and 3, respectively, which are incorporated herein in their entirety by reference.

IMPORTANT INFORMATION: NO STOCKHOLDER APPROVAL OF ANY MERGER INVOLVING THE COMPANY IS BEING SOUGHT. EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV OR FROM THE COMPANY UPON REQUEST.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a), (b) With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person’s cover page. As a result of the transaction described above in Item 4, each of the Reporting Persons may also be deemed to have shared power to vote or to direct the vote of the additional 3,125,080 shares of Common Stock (the “Additional Shares”), or 23.9% of the Company’s issued and outstanding shares of Common Stock, that are beneficially owned in the aggregate by General Atlantic. The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing, including shares underlying options with the right to acquire beneficial ownership within 60 days, is 5,385,600, or approximately 41.1% of the Company’s outstanding Common Stock. As a result of the transaction described above in Item 4, each of the Reporting Persons may also be deemed to beneficially own the Additional Shares. Except as otherwise set forth herein, each Reporting Person disclaims beneficial ownership, including the power to vote, to direct the voting of, to dispose, or to direct the

SCHEDULE 13D

CUSIP No. 048523104	Page 7 of 9 Pages

disposition of, the shares of Common Stock beneficially owned by any other Reporting Person or any other person by virtue of the transaction described above in Item 4 or otherwise. Except as specifically set forth herein, the Reporting Persons disclaim membership in any group with respect to Common Stock by virtue of the transaction described above in Item 4 or otherwise.

     General Atlantic may be deemed to share the power to vote the shares of Common Stock herein reported as beneficially owned by the Reporting Persons. The following paragraphs provide the applicable information required by Item 2 with respect to General Atlantic, which information is based upon information disclosed by the Company and General Atlantic in their respective public filings with the SEC and information provided by General Atlantic to the Reporting Persons.

     According to Amendment No. 2 to the Schedule 13D filed by General Atlantic with the SEC on July 22, 2003 (the “GAP 13D”), as of July 22, 2003, GAP, GAP II and GAPCO owned of record no shares of Common Stock, 3,104,080 shares of Common Stock and 21,000 shares of Common Stock, respectively, or approximately 0%, 23.7%, and 0.2%, respectively, of the Company’s issued and outstanding shares of Common Stock. According to the GAP 13D, the general partner of GAP II is GAP. According to the GAP 13D , the managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the “GAP Managing Members”). According to the GAP 13D, the GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO. Mr. Hodgson serves on the Board of Directors of the Company. According to the GAP 13D, the business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. According to the GAP 13D, the business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. According to the GAP 13D, the business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. According to the GAP 13D, the business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. According to the GAP 13D, the business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. According to the GAP 13D, the business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. According to the GAP 13D, Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. According to the GAP 13D, the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. According to the GAP 13D, each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

     According to the GAP 13D, each of GAP, GAP II and GAPCO may be deemed to own beneficially an aggregate of 3,125,080 shares of Common Stock or 23.9% of the Company’s currently issued and outstanding shares of Common Stock. According to the GAP 13D, each of GAP, GAP II and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 3,125,080 shares of Common Stock that may be deemed to be owned beneficially by each of them.

     According to the GAP 13D, none of GAP, GAP II or GAPCO, and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

SCHEDULE 13D

CUSIP No. 048523104	Page 8 of 9 Pages

     The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing and General Atlantic (based on the GAP 13D), including shares underlying options with the right to acquire beneficial ownership within 60 days, is 8,510,600 or approximately 65.0% of the Company’s currently outstanding Common Stock. Except as expressly otherwise set forth herein, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by General Atlantic and the other Reporting Persons by virtue of the transaction described above in Item 4 or otherwise.

     (c)  Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d), (e) N/A.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

     The information in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name

1.	Power of Attorney (incorporated by reference to the Schedule 13D, dated May 9, 2003, filed by the reporting Persons)

2.	Agreement and Plan of Merger, dated as of July 21, 2003, by and among Parent LLC, Acquisition LLC and the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 22, 2003)

3.	Form of Voting Agreement, dated as of July 21, 2003, by and between the Company and Stockholder (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 22, 2003)

SCHEDULE 13D

CUSIP No. 048523104	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2003

/s/ Robert W. Howe Robert W. Howe

By: /s/ Robert W. Howe POA William H. Gallagher

By: /s/ Robert W. Howe POA Lee M. Kennedy